Exhibit 28 (m) under Form N-1A
Exhibit 1 under Item 601/Reg. S-K

FEDERATED HERMES ETF TRUST

DISTRIBUTION PLAN

This Distribution Plan (“Plan”) is adopted as of September 1, 2021, by the Board of Trustees of Federated Hermes ETF Trust (the “Trust”), a Delaware Statutory Trust with respect to each series of the Trust (each a “Fund” and collectively, the “Funds”), listed in Appendix A, as it may be amended from time to time.

1.	This Plan is adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“Act”), so as to allow the Trust, on behalf of any Fund, directly or indirectly, to make payments as contemplated herein, in conjunction with the distribution of the Funds (“Shares”) and pursuant to the “Distribution Agreement” entered into by the Trust and Federated Securities Corp. (“FSC”).
2.	This Plan is designed to finance activities of FSC principally intended to result in the sale of Shares to include: (a) providing incentives to financial institutions (“Financial Institutions”) to sell Shares and; (b) advertising and marketing of Shares to include preparing, printing and distributing prospectuses and sales literature to prospective shareholders and with Financial Institutions. The Plan is also designed to cover the costs of administrative services performed in connection with the sale of Shares, but such costs are not limited to shareholder services, recordkeeping services and educational services, as well as the costs of implementing and operating the Plan.
3.	As compensation for services provided pursuant to this Plan, FSC will be paid a fee in respect of the following Funds set forth in Appendix A to this Agreement. FSC may use all or any of the fees received pursuant to the Plan to pay any of the expenses associated with the activities under Paragraph 2 hereof whether incurred directly, or through Financial Institutions.
4.	Any payments by FSC to Financial Institutions with funds received as compensation under this Plan will be made pursuant to an agreement entered into by FSC and the Financial Institution (“Financial Institution Agreement”). FSC has the right (i) to select, in its sole discretion, the Financial Institutions to participate in the Plan and (ii) to terminate without cause and in its sole discretion any Financial Institution Agreement.
5.	Quarterly in each year that this Plan remains in effect, FSC shall prepare and furnish to the Board of Trustees of the Trust, and the Board of Trustees shall review, a written report of the amounts expended under the Plan and the purpose for which such expenditures were made.
6.	This Plan shall become effective with respect to each Fund (i) after approval as required by Rule 12b-1 under the Act as in effect on the date of the execution hereof; and (ii) upon execution of an exhibit adopting this Plan with respect to such Fund.
7.	This Plan shall remain in effect with respect to each Fund presently set forth in Appendix A and any subsequent Funds added pursuant to an exhibit during the initial year of this Plan for the period of one year from the date set forth above and may be continued thereafter if this Plan is approved with respect to each Fund at least annually by a majority of the Trust’s Board of Trustees and a majority of the Disinterested Trustees (as defined below), cast in person at a meeting called for the purpose of voting on such Plan. If this Plan is adopted with respect to a Fund after the first annual approval by the Trustees as described above, this Plan will be effective as to that Fund upon execution of the applicable exhibit pursuant to the provisions of paragraph 6(ii) above and will continue in effect until the next annual approval of this Plan by the Trustees and thereafter for successive periods of one year subject to approval as described above.
8.	All material amendments to this Plan must be approved by a vote of the Board of Trustees of the Trust and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on it. For purposes of this Plan, the term “Disinterested Trustees” shall mean those members of the Board of Trustees of the Trust who are not interested persons of the Trust, as defined in Section 2(a)(19) of the Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it.
9.	This Plan may not be amended in order to increase materially the costs which the Funds may bear for distribution pursuant to the Plan without being approved by a majority vote of the outstanding voting securities of the Funds as defined in Section 2(a)(42) of the Act.
10.	This Plan may be terminated with respect to a particular Fund at any time by: (a) a majority vote of the Disinterested Trustees; or (b) a vote of a majority of the outstanding voting securities of the particular Fund as defined in Section 2(a)(42) of the Act; or (c) by FSC on 60 days' notice to the Trust.
11.	While this Plan shall be in effect, the selection and nomination of Disinterested Trustees of the Trust shall be committed to the discretion of the Disinterested Trustees then in office.
12.	All agreements with any person relating to the implementation of this Plan, including, but not limited to Financial Institution Agreements, shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Paragraph 10 herein.
13.	This Plan shall be construed in accordance with and governed by the laws of the Commonwealth of Pennsylvania.

November 10, 2021 – Names changed from Federated Hermes Short-Term Corporate ETF to Federated Hermes Short Duration Corporate ETF and, From Federated Hermes Short-Term High Yield ETF to Federated Hermes Short Duration High Yield ETF.

APPENDIX A

to the

Distribution Plan

Name of Fund	Aggregate Service Fee[1] (%)
Federated Hermes Short Duration Corporate ETF	0.25%
Federated Hermes Short Duration High Yield ETF	0.25%
Federated Hermes U.S. Strategic Dividend ETF	0.25%
Federated Hermes Total Return Bond ETF	0.25%
Federated Hermes MDT Large Cap Core ETF	0.25%
Federated Hermes MDT Mid Cap Growth ETF	0.25%
Federated Hermes MDT Large Cap Value ETF	0.25%
Federated Hermes MDT Small Cap Core ETF	0.25%
Federated Hermes MDT Market Neutral ETF	0.25%
Federated Hermes Enhanced Income ETF	0.25%
Federated Hermes International Leaders ETF	0.25%
Federated Hermes Ultrashort Bond ETF	0.25%

1 Expressed as an annual rate of the average daily net assets of the Fund.